UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 1999

OR

[ ] TRANSITION REPORT PURSANT TO SECTION 13 OR (15d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File No.: 0-11927

MOTO PHOTO, INC. SALARY SAVINGS PLAN

(Full title of the plan)

Moto Photo, Inc.

(Name of issuer)

4444 Lake Center Drive, Dayton, Ohio 45426

(Address and principal executive office)

Moto Photo, Inc. Salary Savings Plan

Contents

Page(s)

Report of Independent Auditors 1

Statements of Net Assets Available for Benefits

as of December 31, 1999 and 1998 2

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 1999 3

Notes to Financial Statements 4-6

Schedule 4(i) - Schedule of Assets Held for Investment Purposes

as of December 31, 1999 7

Signature 8

Exhibits

Consent of Arthur Andersen LLP, Independent Auditors Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors Exhibit 23.2

Report of Independent Public Accountants

To the Administrative Committee of the

Moto Photo, Inc. Salary Savings Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits and supplemental schedule of the Moto Photo, Inc. Salary Savings Plan (the Plan) as of and for the year ended December 31, 1999. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements o

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis method of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and the changes in its net assets available for benefits for the year then ended, on the modified cash basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental s

ARTHUR ANDERSEN LLP

Dayton, Ohio,

October 12, 2000

MOTO PHOTO, INC.

SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 1999 and 1998

ASSETS	1999	1998
INVESTMENTS, at fair value (Notes 1, 2 and 3):
Pooled separate accounts	$3,677,036	$2,881,197
Employer stock	47,516	57,752
Participant loans	68,680	46,001
	3,793,232	2,984,950

TOTAL NET ASSETS AVAILABLE FOR BENEFITS	$3,793,232	$2,984,950

The accompanying notes to financial statements are an integral part of these statements.

MOTO PHOTO, INC.

SALARY SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest and dividends	$ 21,497
Realized and unrealized gains (losses), net:
Pooled separate accounts	762,242
Employer stock	(14,589)
Total investment income	769,150

Contributions:
Participant	308,553
Company	97,036
Total contributions	405,589
Total additions	1,174,739

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	333,558
Administrative expenses	32,899
Total deductions	366,457

NET INCREASE	808,282

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	2,984,950
End of year	$3,793,232

The accompanying notes to financial statements are an integral part of this statement.

Moto Photo, Inc. Salary Savings Plan

Notes to Financial Statements

December 31, 1999

(1) Plan Description-

The following description of the Moto Photo, Inc. Salary Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
  General--The Plan is a defined contribution plan covering substantially all employees of Moto Photo, Inc. (the Company) who have attained age 20 1/2 and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
  Contributions--Participants may elect to contribute from 1% to 20 % of their compensation to the Plan. In addition, the Company, at its discretion, may make matching and/or profit sharing contributions to the Plan. Participants may direct their contribution among various investment alternatives, including 23 different pooled separate accounts and Moto Photo, Inc. common stock, that provide varying investment strategies.
  Participant Accounts--Each participant's account is credited with the participant's elective deferrals and an allocation of (a) the Company's discretionary matching contributions, (b) the Company's discretionary profit sharing contributions and (c) Plan earnings. Allocations of matching contributions are based on a discretionary percentage of the Participant's salary deferrals. Employer profit sharing contributions are allocated to the accounts of eligible participants in proportion to each such p ompensation. Age-adjusted compensation is determined by multiplying each participant's compensation earned during the plan year as a participant by the interest factor specified in the plan document.
  Vesting--Participants are immediately vested in their voluntary contributions. Employer contributions become vested to the participant at a rate of 20 percent per year beginning with the second year, and are fully vested after six full years of continuous service. Forfeitures are used to reduce future employer contributions. At December 31, 1998 and 1999, forfeited nonvested accounts totaled approximately $20,000 and $48,000, respectively.
  Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested balance. Such loans bear interest at the prime rate at the date of the loan plus 1.5 percent. Principal and interest is paid ratably through monthly payroll deductions.
  Payment of Benefits--Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the vested value of his or her account in either a lump sum payout, or in the form of an annuity. Benefit payments to participants are recorded when paid.
  Expenses of the Plan--The Company has elected to pay certain administrative expenses of the Plan. The amount of administrative fees paid by the Company during 1999 was minimal.

Notes to Financial Statements (continued)

(2) Significant Accounting Policies-

  Basis of Accounting and Presentation--The accompanying financial statements have been prepared on the modified cash basis of accounting. The modified cash basis reflects the accounting records on a cash basis, with an adjustment of investments to fair value. Such accounting practices are permitted by the Department of Labor; however, this practice differs from accounting principles generally accepted in the United States. Accordingly, the accompanying financial statements and supplemental sche

  The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-direc

    Investment Valuation--The Plan's investments in pooled separate accounts are reported at the redemption value of units of participation owned. The Company's common stock is valued at the last sales price reported on the NASDAQ Small Cap Market on the last day of the Plan year. Pooled separate accounts representing shares in mutual funds are stated at the net asset value as reported by the fund. Participant loans are valued at cost which approximates fair value.

  Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on a cash basis.

  (3) Investments-

  The following table presents individual investments that represented 5 percent or more of the fair value of assets available for benefits for the years ended December 31:

	1999	1998

TA Stable Value Fund	$ 423,578	<5%
TA Fidelity Equity Income II Fund	219,701	$207,998
TA Janus Fund	314,319	176,550
TA Janus Worldwide Fund	553,425	293,659
TA Putnam Asset Allocation: Balance	367,559	340,425
TA Balanced Fund	387,740	424,445
TA Equity Fund	590,893	427,669
TA Equity Index Fund	238,548	163,318

  Notes to Financial Statements (continued)

  (4) Tax Status-

  The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1996, that the Plan and related trust, as amended effective December 15, 1994, are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended, however the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  (5) Related Party Transactions-

  The Plan invests in pooled separate accounts (mutual funds) which are sponsored by or managed by the Plan's asset custodian, Transamerica (TA) Insurance and Investments. The Plan also invests in the common stock of the Plan sponsor. These transactions qualify as party-in-interest transactions.

  (6) Plan Termination-

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become 100% vested in their accounts.

  (7) Subsequent Event-

  Subsequent to year end, the Company announced its intentions to merge with PhotoChannel. As of the date of these financial statements, the merger had not been completed.

  MOTO PHOTO, INC.

  SALARY SAVINGS PLAN

  Schedule 4i - Schedule of Assets Held for Investment Purposes as of December 31, 1999
Identity of Issuer/ Description of Investment	Units/Shares	Fair Value

Pooled separate accounts:
* TA Stable Value Fund	423,578	$ 423,578
* TA Aim Constellation Fund	342	21,531
* TA Brandywine Fund	1,206	69,511
* TA Fidelity ContraFund	1,947	133,367
* TA Fidelity Equity Income II Fund	4,358	219,701
* TA Fidelity Low Price Stock Fund	1,108	50,742
* TA Janus Fund	5,217	314,319
* TA Janus WorldwideFund	8,349	553,425
* TA Loomis Sayles Bond Fund	1,389	34,265
* TA Putnam Asset Allocation Balanced	17,224	367,559
* TA Putnam Asset Allocation Conservative	648	11,041
* TA Putnam Asset Allocation Growth	2,167	52,199
* TA PBHG Emerging Growth Fund	1,501	61,118
* TA PBHG Growth Fund	977	78,814
* TA Putnam Diversified Income Fund	415	8,656
* TA Strong Government Securities Fund	72	1,402
* TA Stein Roe Capital Opportunities Fund	158	8,705
* TA Balanced Fund	12,210	387,740
* TA Bond Fund	1,051	17,119
* TA Equity Fund	7,786	590,893
* TA Equity Index Fund	6,113	238,548
* TA Templeton Foreign Fund	934	25,418
* TA T Rowe Price International Bond Fund	377	7,385

Common stock:
* Moto Photo, Inc. common stock	57,436 shares	47,516

*Participant loans with interest rates from 8.75% to 10.50%		68,680

		$3,793,232

  * Denotes party-in-interest transaction.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Moto Photo, Inc. Salary Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

  Moto Photo, Inc. Salary Savings Plan

  By: /s/ David A. Mason

  David A. Mason

  Trustee

  Date: October 30, 2000

  EXHIBIT INDEX

  No. Description

  23.1 Consent of Arthur Andersen LLP, Independent Auditors

  23.2 Consent of Ernst & Young LLP, Independent Auditors